Exhibit 99.1

Company Contact:
Guy Kizner, Chief Financial Officer
Tel: +972-73-229-5760
E-mail - investors@novami.com

Investor Relations Contact:
Miri Segal MS-IR LLC
E-mail - msegal@ms-ir.com

Nova Announces Pricing of Upsized Private Offering of $650 Million of 0.00% Convertible Senior Notes due 2030

Rehovot, Israel, September 3, 2025 – Nova (Nasdaq: NVMI), a leading innovator and a key provider of advanced metrology and process control solutions used in semiconductor manufacturing, today announced the pricing of $650 million aggregate principal amount of 0.00% Convertible Senior Notes due 2030 (the “Notes”) in a private offering (the “Offering”) to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The offering was upsized from the previously announced $500 million aggregate principal amount of the Notes. In connection with the Offering, Nova has granted the initial purchasers of the Notes an option to purchase, for settlement within a 13-day period beginning on, and including, the date on which the Notes are first issued, up to an additional $100 million aggregate principal amount of the Notes. The sale of the Notes to the initial purchasers is expected to settle on September 5, 2025, subject to customary closing conditions.

The Notes will not bear regular interest, and the principal amount of the Notes will not accrete. The Notes will mature on September 15, 2030, unless earlier repurchased, redeemed or converted in accordance with their terms prior to such date.

Nova may redeem for cash (1) all of the Notes at any time on or prior to the 40th scheduled trading day immediately preceding the maturity date if certain tax-related events occur and (2) all or any portion (subject to certain limitations) of the Notes, at any time, and from time to time, on or after September 20, 2028, and on or before the 40th scheduled trading day immediately before the maturity date, at its option at any time and from time to time, if the last reported sale price per share of Nova’s ordinary shares has been at least 130% of the conversion price for a specified period of time and certain other conditions are satisfied. The redemption price will be equal to the principal amount of the Notes to be redeemed, plus any accrued and unpaid special interest, if any, to, but excluding, the redemption date.

Holders of the Notes will have the right to require Nova to repurchase all or a portion of their Notes upon the occurrence of a fundamental change (as defined in the indenture governing the Notes) at a cash purchase price of 100% of their principal amount plus any accrued and unpaid special interest, if any, to, but excluding, the fundamental change repurchase date. In connection with certain corporate events or following Nova’s delivery of a notice of redemption, Nova will, under certain circumstances, temporarily increase the conversion rate for holders who elect to convert their Notes in connection with such corporate event or notice of redemption, as the case may be.

The Notes will be convertible based on an initial conversion rate of 3.1234 ordinary shares of Nova per $1,000 principal amount of Notes (equivalent to an initial conversion price of approximately $320.16 per share, which represents a conversion premium of approximately 35.0% to the last reported sale price of Nova’s ordinary shares on The Nasdaq Global Select Market on September 2, 2025). Prior to the close of business on the business day immediately preceding June 15, 2030, the Notes will be convertible at the option of holders of the Notes only upon the satisfaction of specified conditions and during certain periods. On or after June 15, 2030, until the close of business on the second scheduled trading day preceding the maturity date, the Notes will be convertible at the option of holders of Notes at any time regardless of these conditions. Conversions of the Notes will be settled in cash, ordinary shares of Nova or a combination thereof, at Nova’s election (together with cash in lieu of any fractional ordinary share, if applicable).

When issued, the Notes will be Nova’s senior unsecured obligations and will rank senior in right of payment to any of Nova’s unsecured indebtedness that is expressly subordinated in right of payment to the Notes; equal in right of payment to any of Nova’s unsecured indebtedness that is not so subordinated; effectively junior in right of payment to any of Nova’s secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to all indebtedness and other liabilities (including trade payables) of Nova’s subsidiaries.

In connection with the pricing of the Notes, Nova entered into privately negotiated capped call transactions with certain of the initial purchasers of the Offering and/or their respective affiliates and/or other financial institutions (in such capacity, the “Option Counterparties”). The capped call transactions are expected to cover, subject to anti-dilution adjustments substantially similar to those applicable to the Notes, up to the number of shares of Nova’s ordinary shares that will initially underlie the Notes. If the initial purchasers exercise their option to purchase additional Notes, then Nova expects to enter into additional capped call transactions with the Option Counterparties. The capped call transactions are expected to generally reduce the potential dilution to the ordinary shares of Nova upon any conversion of Notes and/or to offset any cash payments Nova is required to make in excess of the principal amount of the converted Notes, as the case may be, in the event that the market price per share of Nova’s ordinary shares, as measured under the terms of the capped call transactions, is greater than the strike price of the capped call transactions, with such reduction of potential dilution and/or offset of cash payments subject to a cap. The cap price of the capped call transactions will initially be $415.03 per share, which represents a premium of 75% over the last reported sale price of the ordinary shares of Nova of $237.16 per share on September 2, 2025, and is subject to certain adjustments under the terms of the capped call transactions.

Nova has been advised that, in connection with establishing their initial hedges of the capped call transactions, the Option Counterparties or their respective affiliates expect to enter into various derivative transactions with respect to the ordinary shares of Nova concurrently with or shortly after the pricing of the Notes. This activity could have the effect of increasing (or reducing the size of any decrease in) the market price of the ordinary shares or the Notes at that time. In addition, the Option Counterparties or their respective affiliates may modify or unwind their hedge positions by entering into or unwinding various derivatives with respect to the ordinary shares and/or by purchasing or selling ordinary shares or other securities of Nova in secondary market transactions from time to time prior to the maturity of the Notes (and are likely to do so following any conversion of the Notes, any repurchase of the Notes by Nova on any fundamental change repurchase date, any redemption date or any other date on which the Notes are retired by Nova, in each case, if Nova exercises the relevant election under the capped call transactions, and in connection with any negotiated unwind or modification of the capped call transactions). This activity could also affect the market price of the ordinary shares of Nova or the Notes, which could affect the ability of holders of Notes to convert the Notes and, to the extent the activity occurs during any observation period related to a conversion of the Notes, it could affect the number of ordinary shares, if any, and value of the consideration that holders of Notes will receive upon conversion of the Notes.

Nova estimates that the net proceeds from the Offering will be approximately $631.5 million (or $729.0 million if the initial purchasers exercise their option to purchase additional Notes in full), after deducting fees and estimated offering expenses payable by Nova. Nova intends to use approximately $44.9 million of the net proceeds from the Offering to pay the costs of the capped call transactions. Nova also intends to use the remainder of the net proceeds from the Offering for general corporate purposes, including potential mergers and acquisitions, business development, and the development of new products and technologies. However, Nova has not entered into any agreements for or otherwise committed to any specific acquisitions at this time. If the initial purchasers exercise their option to purchase additional Notes, Nova expects to use a portion of the net proceeds from the sale of the additional Notes to enter into additional capped call transactions with the Option Counterparties. Nova expects to use the remaining net proceeds for general corporate purposes as described above.

The Notes were offered only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act. The offer and sale of the Notes and the ordinary shares of Nova potentially issuable upon conversion of the Notes, if any, have not been, and will not be, registered under the Securities Act, any state securities laws or the securities laws of any other jurisdiction, and unless so registered, the Notes and such ordinary shares, if any, may not be offered or sold in the United States except pursuant to an applicable exemption from such registration requirements.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any offer or sale of, the Notes (or any ordinary shares of Nova issuable upon conversion of the Notes) in any state or jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification thereof under the securities laws of any such state or jurisdiction.

About Nova:
Nova is a leading innovator and key provider of material, optical and chemical solutions for advanced metrology and process control in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into developing and producing the most advanced semiconductor devices. Nova’s unique capability to deliver innovative solutions enables its customers to improve performance, enhance product yields, and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices worldwide.

Nova is traded on the Nasdaq and TASE, Nasdaq ticker symbol NVMI.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, whether Nova will issue the Notes, the anticipated use of proceeds from the Offering, and expectations regarding actions of the Option Counterparties and their respective affiliates. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: risks related to information technology security threats, sophisticated computer crime, and data privacy; foreign political and economic risks including supply-chain difficulties; regulations that could restrict our operations such as economic sanctions and export restrictions; changes in U.S. trade policies and taxation; indirect effects of the Russia – Ukraine conflict; market instability including inflation and recessionary pressures; risks related to doing business with China; catastrophic events; inability to protect our intellectual property; open source technology exposure, including risks related to artificial intelligence; risks related to the use of artificial intelligence technologies; challenges related to our new ERP system; failure to compete effectively or to respond to rapid technological changes; consolidation in our industry; difficulty in predicting the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; difficulty in integrating current or future acquisitions; lengthy sales cycle and customer delays in orders; the highly cyclical and competitive nature of the markets we target and operate in; risks related to conditions in Israel, including Israel’s conflicts with Hamas and other parties in the region; risks related to our convertible notes; currency fluctuations; and quarterly fluctuations in our operating results. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission on February 20, 2025. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release.